ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

February 22, 2005

<u>BY HAND DELIVERY</u>

U.S. Securities and Exchange Comm
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release, which was disseminated to EDC's shareholders on February 21, 2005.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tlf: 0212 502-2950
edcinversionistas@aes.com

Launching a new EDC Web Site

Caracas, Venezuela (February 21, 2005) With the aim of continuously enhancing its relations with its customers, investors and stakeholders, C.A. La Electricidad de Caracas (EDC) announces the relaunching of its Web Site. This communications tool provides speedy, reliable and easy access to information about the business through consistent messages. The new way to learn about EDC is by visiting www.laedc.com.ve.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), an AES Corporation affiliate, provides electricity mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC's American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

For additional information on this report, please contact edcinversionistas@aes.com

82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Relanzamiento de la Página Web de la EDC

Caracas, Venezuela (21 de febrero de 2005) C.A. La Electricidad de Caracas (EDC), enfocada en el mejoramiento continuo en la atención de sus clientes, inversionistas y relacionados, anuncia el relanzamiento de su página Web. Esta herramienta de comunicación permite el acceso rápido, confiable y cómodo a la información del negocio ofreciendo mensajes consistentes. La nueva forma de conocer a la EDC es a través de la siguiente dirección electrónica: www.laedc.com.ve.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.
Por favor cualquier pregunta adicional a este reporte, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com